

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 1, 2005

Mr. Ekrem Tokay
Chief Financial Officer
Turkcell Iletisim Hizmetleri A.S.
Turkcell Plaza
Mesrutiyet Caddesi No: 153
34430 Tepebasi
Istanbul, Turkey

> **Re:** **Turkcell Iletisim Hizmetleri A.S.**
> **Form 20-F for Fiscal Year Ended December 31, 2004**
> **Filed June 30, 2005**
> **File No. 1-15092**

Dear Mr. Tokay:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director